

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 15, 2005

<u>via U.S. Mail</u>
Yale Simpson
Chairman
Exeter Resource Corporation
700 West Pender Street, Suite 301
Vancouver, British Columbia
Canada V6C 1G8

> **Re: Exeter Resource Corporation**
> **Amendment No. 2 to Registration Statement on**
> **Form 20-F**
> **File No. 0-51016**
> **Filed June 27, 2005**

Dear Mr. Simpson:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-FR12G/A

Forward Looking Statements

1.   We note your response to comment 7. Please delete the second paragraph in this section as such disclaimer language is inappropriate.

Directors, Senior Management and Employees

2.   We note that you have added two new executive officers. Revise the biographical sketches you provide for Messrs. Bond and Perkins to clarify more precisely their current and recent business experience. For example, it is unclear what occupies the other 20% of Mr. Bond's professional time. If it is his service with Argosy, disclose whether that position presents Mr. Bond with potential conflicts of interest. With regard to Mr. Perkins, describe what occupies the other 70% of his professional time. Also clarify his more recent business experience, identifying by name his recent employers and the positions he held with each.

Material Contracts

3.   We note the disclosure you provide elsewhere regarding the new agreement with Rio Tanto relating to exploration in southern Chile. However, you do not discuss the agreement in this section, nor is the agreement filed as an exhibit. Explain to us why you do not consider the agreement to be material. In the alternative, please file it as an exhibit and include a sufficiently detailed explanation of its principal terms.

Financial Statements

December 31, 2004 Financial Statements

Differences Between Canadian and US GAAP, Note 17

4.   Pease revise Note 17 to include the difference in the Cash Flows Statements resulting from the reclassification of mineral acquisition and exploration expenditures from an investing activity to an operating cash outflow under US GAAP.

March 31, 2005 Interim Financial Statements

Differences Between Canadian and US GAAP

5.   Please revise to provide the Canadian and US GAAP reconciliation footnote
        disclosure for the interim period financial statements.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate
our review. Please understand that we may have additional comments after reviewing
your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  ·   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

  ·   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

  ·   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

       In addition, please be advised that the Division of Enforcement has access to all
       information you provide to the staff of the Division of Corporation Finance in our
       review of your filing or in response to our comments on your filing.

You may contact John Weitzel at (202) 551-3731 or Barry Stem, Senior Assistant Chief Accountant at (202) 551-3763 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or Timothy Levenberg, Special Counsel at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Cecil Bond
        Exeter Resources
        (604) 688-9532